中銀香港(控股)有限公司
BOC HONG KONG (HOLDINGS) LIMITED

File No.82-34675

Our Ref : BS(2004)237(JY)

04035483

9th July, 2004

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

SUPPL

RECEIVED
2004 JUL 14 A 10: 33
OFFICE OF INTERNATIONAL CORPORATE FINANCE

PROCESSED
JUL 16 2004
THOMSON FINANCIAL

Dear Sirs,

BOC Hong Kong (Holdings) Limited
Rule 12g3-2(b) File No.82-34675

We enclose the Corporate Substantial Shareholder Notices filed by Bank of China with the Stock Exchange of Hong Kong Limited pursuant to the Securities and Futures Ordinance in Hong Kong in relation to the change in their respective shareholding in the Company for your attention.

Please note that the above documents are being furnished to the Securities and Exchange Commission (the "SEC") on behalf of the Company pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

..../page 2

香港花園道一號五十二樓
52/F, 1 Garden Road, Hong Kong
電話 Tel: (852) 2846 2700
傳真 Fax: (852) 2810 5830

Yours faithfully,
For and on behalf of
BOC Hong Kong (Holdings) Limited

Jason C.W. Yeung
Company Secretary

Encl.

香港花園道一號五十二樓
52/F, 1 Garden Road, Hong Kong.
電話 Tel: (852) 2846 2700
傳真 Fax: (852) 2810 5830

File No. 82-34675

Internal Ref. No.: CS1-006

CORPORATE SUBSTANTIAL SHAREHOLDER NOTICE

Notice pursuant to s. 324 of Part XV of the Securities and Futures Ordinance (Cap. 571)

a corporation giving notice of :

(i) First acquiring an interest in 5% or more of the shares of a listed corporation (I.e. first becoming a substantial shareholder);

(ii) Changes in the percentage level, or nature, of its interest or its short position in such shares; and

(iii) Ceasing to have an interest of 5% in such shares (complete Boxes 1 to 19 and 27 only).

This Form must be completed in accordance with the directions and instructions in the Notes to Form 2.

listed corporation G KONG (HOLDINGS) LIMITED		
ode	2388	**4. Number of issued shares in class**
f shares	ORDINARY SHARES	10,572,780,266

of substantial shareholder CHINA	**8. Business registration number** 1000001000134	
	9. Place of incorporation PRC	Certificate of Incorporation No. N/A
ered office MEN NEI DAJIE, BEIJING 100818, PRC	**10. Contact person** JASON CW YEUNG	
	11. Daytime tel. No. 28266910	**12. e-mail address** jasonyeung@bochk.com
al place of business in Hong Kong	**13. Exchange on which listed** N/A	
	14. Name of listed parent and exchange on which parent is listed N/A	

of relevant event

7	7	2004
ay)	(month)	(year)

16. Date when the substantial shareholder became aware of the relevant event/ interest in the shares (if later)

7	7	2004
(day)	(month)	(year)

7. **Details of relevant event**

	Relevant event code describing circumstances (see Table 1)	Code describing capacity in which shares were/are held (see Table 2)		Number of shares bought/sold or involved	Currency of transaction	On Exchange		Off Exchange	
		Before relevant event	After relevant event			Highest price per share	Average price per share	Average consideration per share	Consideration Code (see Table 3)
ong position	104	205	205	19,147,536	HKD				
hort position	0	0	0						

8. Total shares immediately before the relevant event

	Total number of shares	Percentage figure (%)
ong position	6,993,678,265	66.15
hort position	24,851,544	0.24
ending pool		

19. Total shares immediately after the relevant event

	Total number of shares	Percentage figure (%)
Long position	6,974,530,729	65.97
Short position	5,795,862	0.05
Lending pool		

0. Capacity in which interests disclosed in Box 19 are held

ode describing capacity see Table 2)	Number of shares	
	Long position	Short position
205	6,974,530,729	
205		5,795,862
0		
0		
0		

21. Further information in respect of derivative interests

Code describing derivatives (see Table 4)	Number of shares	
	Long position	Short position
403	2,997,340	5,795,862
401	100,000	0
0		
0		
0		

2. Further information in relation to interests of corporations controlled by substantial shareholder

lame of controlled corporation	Address and place of incorporation	Name of controlling shareholder	% control	Direct interest (Y/N)	Number of shares	
					Long position	Short position
OC HONG KONG (GROUP) IMITED	52/F, BANK OF CHINA TOWER, 1 GARDEN ROAD, HONG KONG (HONG KONG)	BANK OF CHINA	100.00	N	6,959,190,925	
OC HONG KONG (BVI) IMITED	P.O. BOX 957, OFFSHORE INCORPORATIONS CENTRE, ROAD TOWN, TORTOLA, BVI (BVI)	BOC HONG KONG (GROUP) LIMITED	100.00	Y	6,958,623,556	
OC HONG KONG (BVI) IMITED	P.O. BOX 957, OFFSHORE INCORPORATIONS CENTRE, ROAD TOWN, TORTOLA, BVI (BVI)	BOC HONG KONG (GROUP) LIMITED	100.00	N	567,369	
IUA CHIAO COMMERCIAL IMITED (in members' voluntary inding-up)	17/F, HUTCHISON HOUSE, 10 HARCOURT ROAD, CENTRAL, HONG KONG (HONG KONG)	BOC HONG KONG (BVI) LIMITED	93.64	Y	567,369	
ANK OF CHINA GROUP NSURANCE COMPANY IMITED	9/F, WING ON HOUSE, 71 DES VOEUX ROAD CENTRAL, HONG KONG (HONG KONG)	BANK OF CHINA	100.00	Y	5,700,000	
ANK OF CHINA GROUP NSURANCE COMPANY IMITED	9/F, WING ON HOUSE, 71 DES VOEUX ROAD CENTRAL, HONG KONG (HONG KONG)	BANK OF CHINA	100.00	N	5,700,000	
OC GROUP LIFE SSURANCE COMPANY IMITED	33/F, BANK OF CHINA TOWER, 1 GARDEN ROAD, HONG KONG (HONG KONG)	BANK OF CHINA GROUP INSURANCE COMPANY LIMITED	100.00	Y	5,700,000	

3. Further information in relation to interests held by substantial shareholder jointly with another person

ame of joint shareholder	Address	Number of shares	
		Long position	Short position
/A			

24. Further information from a trustee, or beneficiary of a trust, or a founder of a Discretionary Trust

Name of Trust	Address	Status Code (see Table 5)	Number of shares	
			Long position	Short position
N/A		0		
		0		
		0		

25. Further information from a party to an agreement under Section 317 (Please see Notes for further information required)

Names of other parties	Address	Number of shares
N/A		
Total number of shares in which substantial shareholder is interested under section 317 and 318		

26. Details of person(s) in accordance with whose directions the substantial shareholder or its directors are accustomed to act

Names	Address	Relationship Code (see Table 6)	Percentage (%)
BOARD OF DIRECTORS OF BANK OF CHINA	1 FUXINGMEN NEI DAJIE, BEIJING 100818, PRC	606	N/A
		0	
		0	

27. Date of filing this Form 2

9	7	2004
(day)	(month)	(year)

28. Number of continuation sheets 1

29. Number of attachments 0

Form 2.

CONTINUATION SHEET

22. Further information in relation to interests of corporations controlled by substantial shareholder

Name of controlled corporation	Address and place of incorporation	Name of controlling shareholder	% control	Direct interest (Y/N)	Number of shares	
					Long position	Short position
BOC INTERNATIOANL HOLDINGS LIMITED	35/F,BANK OF CHINA TOWER,1 GARDEN ROAD, HONG KONG (HONG KONG)	BANK OF CHINA	100.00	N	3,939,804	5,795,862
BOCI FINANCIAL PRODUCTS LIMITED	325 WATERFRONT DRIVE, OMAR HODGE BUILDING 2ND FLOOR , WICHKHAMS CAY, ROAD TOWN, TORTOLA, BVI (BVI)	BOC INTERNATIOANL HOLDINGS LIMITED	100.00	Y	3,939,804	5,795,862